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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                            (Amendment No.    5   )*
                                            ------

                              ARAMARK CORPORATION
                              -------------------
                               (Name of Issuer)


                Common Stock, Class A, $.01 Par Value Per Share
                -----------------------------------------------
                        (Title of Class of Securities)

                                     None
                                --------------
                                (CUSIP Number)

                        Bart J. Colli, General Counsel
        ARAMARK Corporation, 1101 Market Street, Philadelphia, PA 19107
                                (215) 238-6846
       ----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               January 25, 2002
                ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                               Page 1 of 8 Pages
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                                 SCHEDULE 13D


CUSIP  No.  None                                   Page 2 of 8 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     Joseph Neubauer

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP (See Instructions)                      (a) [_]
                                                        (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*
     BK

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS
     2 (d) or 2 (e) [_]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U. S. A.

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                        7.   SOLE VOTING POWER
NUMBER OF SHARES             25,801,621
BENEFICIALLY
OWNED BY                --------------------------------------------------------
EACH                    8.   SHARED VOTING POWER
REPORTING                    None
PERSON
WITH                    --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
                             25,801,621

                        --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             None

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,801,621

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)      [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.4%/1/

--------------------------------------------------------------------------------

_____________________
/1/ Based on the number of shares of New Class A Common Stock outstanding as of January 25, 2002 as reported in the Issuer's Form 10-Q for the quarter ended December 28, 2001.
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                                                               Page 3 of 8 Pages

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14.  TYPE OF REPORTING PERSON (See Instructions)
     IN

--------------------------------------------------------------------------------
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                                 SCHEDULE 13D

This Amendment No. 5 amends the Schedule 13D, as amended and supplemented by Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D and Amendment No. 4 to Schedule 13D ("Amendment No. 4"), each previously filed by Joseph Neubauer (the "Reporting Person") with the Securities and Exchange Commission (the "Commission").

Item 1. Security and Issuer.

This Amendment No. 5 relates to the Class A common stock, par value $0.01 per share (the "New Class A Common Stock"), issued by a newly formed ARAMARK Corporation (formerly known as Aramark Worldwide Corporation, the "Issuer"), successor by merger with the previously existing Aramark Corporation ("Old Aramark"), in exchange for all of the outstanding class B common stock, par value $0.01 per share (the "Old Class B Common Stock"), of Old Aramark, as described below. The principal executive offices of the Old Aramark and the Issuer are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

On December 14, 2001, the following transactions were completed:(i) the merger (the "Merger") of Old Aramark into the Issuer, pursuant to which the Issuer issued two shares of its New Class A Common Stock in exchange for each outstanding share of Old Aramark Old Class B Common Stock and 20 shares of New Class A Common Stock for each outstanding share of Old Aramark Class A common stock, par value $0.01 per share; (ii) the initial public offering (the "IPO") by the Issuer of shares of its Class B common stock, par value $0.01 share ("New Class B Common Stock"), which closed immediately following the Merger and (iii) the repurchase by the Issuer of 3,276,700 shares of New Class A Common Stock held by the Issuer's 401(k) plans. On December 17, 2001, with the prior approval of the Board of Directors of the Issuer, the Issuer initiated a tender offer to purchase approximately 10% of the its then outstanding shares of New Class A Common Stock other than shares held by the Issuer's 401(k) plans (the "Tender Offer"). On January 25, 2002, the Issuer completed the Tender Offer, purchasing 13,631,454 shares of its then outstanding New Class A Common Stock.

Item 2. Identity and Background.

(a)  The name of the person filing this Amendment No. 5 is Joseph Neubauer.

                               Page 4 of 8 Pages
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(b)  The Reporting Person's business address is c/o ARAMARK Corporation, ARAMARK
     Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(c) The Reporting Person is Chairman and Chief Executive Officer and a Director of the Issuer, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On December 19, 2001, the Reporting Person purchased an aggregate of 90,000 shares of New Class A Common Stock at an exercise price of $7.10 per share for a total consideration of $639,000. The source of the funds used in making the purchase were borrowings of the Reporting Person pursuant to a line of credit with one of the Banks described in Item 6.

Item 4. Purpose of Transaction.

The Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a) The aggregate number of shares of New Class A Common Stock beneficially owned by the Reporting Person as of the date hereof is 25,801,621. The percentage of New Class A Common Stock beneficially owned by the Reporting Person is approximately 16.4%./1/

                               Page 5 of 8 Pages
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(b)  The Reporting Person has sole power to vote and sole power to dispose or direct the disposition of 25,801,621 shares of New Class A Common Stock. Of these shares (a) 23,637,152 shares are held by the Reporting Person in his individual capacity and (b) 2,164,469 shares are held by the Neubauer Family Foundation (the "Foundation") of which the Reporting Person is the sole trustee.

(c) On November 29, 2001, the Foundation transferred by gift 5,900 shares of Old Class B Common Stock to a non-affiliate of the Reporting Person.

     On December 14, 2001, in connection with the Merger,(i) the Reporting Person received 26,361,960 shares of New Class A Common Stock in exchange for 13,180,980 shares of Old Class B Common Stock and (ii) the Foundation received 2,361,632 shares of New Class A Common Stock in exchange for 1,180,816 shares of Old Class B Common Stock.

     On December 19, 2001, the Reporting Person acquired from the Issuer 90,000 shares of New Class A Common Stock at an exercise price per share of $7.10, pursuant to installment stock purchase opportunities.

     On December 28, 2001, with the approval of the board of directors of the Issuer, the Reporting Person converted 57,600 shares of New Class A Common Stock in to an equal number of shares of New Class B Common Stock and transferred by gift 39,000 shares of New Class B Common Stock to the Foundation and 18,600 shares of New Class B Common Stock to a non-affiliate of the Reporting Person.

     On January 11, 2002, the Reporting Person transferred by gift an aggregate of 17,600 shares of New Class A Common Stock to certain non-affiliates of the Reporting Person.

     On January 24, 2002, with the approval of the board of directors of the Issuer, the Reporting Person converted 100,000 shares of New Class A Common Stock into an equal number of shares of New Class B Common Stock and transferred by gift 100,000 shares of New Class B Common Stock to a non-affiliate of the Reporting Person.

     On January 25, 2002, the Reporting Person sold 2,639,608 shares of New Class A Common Stock and the Foundation sold 236,163 shares of New Class A Common Stock in the Tender Offer.

                               Page 6 of 8 Pages
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(d)  The Issuer or its assigns has and the Banks referred to in Item 6 below have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of their respective Pledged Shares referred to in Item 6 below. In each case, such Pledged Shares represent less than 5% of the New Class A Common Stock. The Foundation, of which the Reporting Person is the sole trustee, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,164,469 shares of New Class A Common Stock owned by the Foundation.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has pledged shares of his New Class A Common Stock (the "Pledged Shares") as follows: (i) 1,256,274 shares to the Issuer or its assigns to secure deferred payment obligations of the Reporting Person under the ARAMARK Deferred Payment Program and (ii) (A) 1,805,976 shares, (B) 2,065,800 shares and
(C) 3,085,290 shares, respectively, to three banks (the "Banks") to secure borrowings by the Reporting Person.

Item 7.   Material to be Filed as Exhibits.

The Merger and the IPO are described in Registration Statements on Form S-4 and S-1, respectively, each filed with the Commission on July 17, 2001 (File Nos. 333-65228 and 333-65226, respectively, as amended). The Tender Offer is described in Schedule TO, filed with the Commission on December 17, 2001 (File No. 005-42118, as amended). The ARAMARK Deferred Payment Program is described in the ARAMARK Ownership Program Prospectuses all dated December 1, 1999, which have been previously filed with the Commission (File Nos. 33-11818, 33-30879, 33-33329, 33-44002, 33-57825, 333-53163). The promissory notes relating to the
Reporting Person's borrowings from the Banks (i)referred to in clauses (ii)(A)
                                              -
and (ii)(B) of Item 6 have been previously filed with the Commission as exhibits to Amendment No. 3 and (ii) described in Item 3 and clause (ii)(C) of Item 6 are
                        --
being filed herewith.


Exhibit 99.D  Secured Demand Note, dated as of September 25, 2001.

                               Page 7 of 8 Pages
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: March 27, 2002

                                        /s/ Joseph Neubauer
                                        ____________________
                                            Joseph Neubauer

                               Page 8 of 8 Pages